
June 23, 2014

Via E-Mail
Philip J. Young
President and CEO
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, Virginia 23060

> **Re:** **AmpliPhi Biosciences Corporation**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed May 22, 2014**
> **Response dated June 10, 2014**
> **File No. 000-23930**

Dear Mr. Young:

We have reviewed your response dated June 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements
7. Preferred Shares, page F-12

1. Please confirm our understanding that your Series B convertible preferred stock and your warrants contain price protection provisions that require a reduction in the conversion price or exercise price as a result of a subsequent at-market issuance of shares below the instruments' original strike price, or as a result of the subsequent issuance of another equity-linked instrument with a lower strike price. Please provide an illustrative example of the operation of your price protection feature for both your convertible preferred stock and your warrants.

   In order to facilitate our understanding of your analysis of whether embedded derivatives within your Series B Preferred Stock require bifurcation, please identify for us the nature of the host contract (i.e. more akin to equity or more akin to debt) and provide your supporting analysis. See for example ASC 815-15-25-1 and ASC 815-15-25-17. In your analysis, please identify each of the features you considered in determining the nature of the host contract. Please also clarify whether you include or exclude the embedded derivative being evaluated for separation when determining the nature of the host contract. See ASC 815-10-S99-3 and ASC 815-10-S55-1.

2. Please reevaluate whether the conversion option requires bifurcation based on the nature of the host contract rather than based on the scope exception in ASC 815-10-15-74. In this regard, it does not appear that the economic characteristics and risks of the option to convert preferred stock to common stock change as a result of the price protection provision. Please also note that if an embedded conversion feature is bifurcated from the preferred stock and accounted for separately, a beneficial conversion feature is not recognized.

3. Please analyze for us whether the optional redemption feature and the liquidation preference represent embedded derivatives requiring bifurcation. In your analysis, please clarify whether the change-in-control provisions that trigger the liquidation preference result in legal redemption or settlement of the Series B preferred stock. Please also clarify whether the change-in-control provisions require net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

If the optional redemption feature and the liquidation preference are not required to be bifurcated from the Series B Preferred Stock, please analyze for us whether either of these features cause the Series B Preferred Stock to be redeemable preferred stock. See ASC 480-10-S99.

We do not believe that a Black-Scholes valuation model appropriately captures the value of instruments that include anti-dilution price protection provisions. In this regard the Black-Scholes model is a single-path model that does not take into account the potential exercise price adjustments under your conversion option and warrants' anti-dilution price protection provisions. Please use an appropriate valuation model such as a binomial or lattice model.

9. Business Combinations, page F-16

4. Please expand your disclosure in this note to specify what you acquired in each business combination similar to your response in your June 10, 2014 response letter, that is, that you acquired AmpliPhage-001 as part of the Biocontrol acquisition and AmpliPhage-002 as part of the SPS acquisition and the fair value of each respective in-process research and development project acquired.

5. Please tell us whether patents existed at the acquisition date of Biocontrol and SPS. If they did exist and would have a material effect on your financial statements if recognized

separately, please help us understand, notwithstanding the nonauthoritative literature you cited, why it is appropriate to account for patents, which have a finite life, as if they have an indefinite life and whether, and if so how, the valuation of the IRP&D asset contemplated their finite life.

6. Please explain in layman's terms what phage and bacterial banks are and why they do not have an alternative future use at the acquisition date. In your response, please help us understand:

- Whether the phage and bacterial banks acquired require further development subsequent to the acquisition date to be used in research and development activities;
- Whether the company has identified future research and development projects in which it will use the banks and whether such identification had occurred as of the acquisition date;
- If the company identified future research and development projects using the banks, whether it is "reasonably expected" that the company will use the banks in that alternative manner and anticipates economic benefit from that alternative use.
- Whether the company's valuation of the IPR&D asset contemplated the results of future research and development projects that had not commenced at the acquisition date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Stephen B. Thau
        Morrison & Foerster LLP
        755 Page Mill Road
        Palo Alto, CA 94304-1018